UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 01 August 2013

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Embargo 07:00	1 August 2013

AIB - Interim Results Announcement

Allied Irish Banks, p.l.c ("AIB") announces Interim Results for the Half Year ended 30 June 2013.

Key financial points
·	Return to pre-provision operating profit: €162 million in H1 2013, €272m higher than the corresponding period in 2012. Operating loss before tax and exceptional items down 47% year on year to €572m
·	Net Interest Margin (NIM) (excluding ELG) of 1.28% in H1 2013, up from 1.24% in H1 2012 and 1.20% in H2 2012. H1 2013 NIM of 1.42% excluding ELG and NAMA senior bonds
·	Operating income of €916m, 19% higher than the same period in 2012
·	Operating expenses, excluding exceptional items down 14% year on year with staff costs down 16%
·	Provisions down 53% from H2 2012 and 24% year on year to €738m
·	Completed year end 2013 non-core deleveraging (¹) ahead of schedule and below base case capital assumptions
·	Overall customer accounts remain stable with the Group's loan to deposit ratio reduced to106% from 115% at December 2012
·	ECB funding reduced by a further c.€4bn (20%) year to date
·	Core Tier 1 Capital ratio of 15.1% at end June 2013, unchanged from December 2012
·	Full time employees at 30th June 2013 down c.2,300 from June 2012
·	AIB has exceeded the Q2 2013 mortgage arrears offer target. AIB remains focused on meeting and where possible exceeding the Central Bank of Ireland targets for both mortgage and SME customers
·
       At 30th June 2013 the number of AIB Irish residential private dwelling houses (PDH) (accounts greater than 90 days) in arrears was 10.0%. This compares to the overall industry figure in March 2013 of 12.3% (2)

 (1) 99.4% complete as at 30th June 2013
 (2) Based on Central Bank data as of March 2013

Irish lending support H1 2013
·	AIB approved over €3 billion in lending in the Irish market in the first half of 2013
·	SME lending approvals increased to c.16,300 customers in June year to date, with approvals for new loan facilities to SMEs up c.11% year on year
·	Approved €2.2bn billion in SME and corporate lending in the year to June 2013
·	Corporate lending supporting indigenous companies and Foreign Direct Investment (FDI)
·	Largest pipeline of SME and corporate lending in several years
·	Estimated 46% market share of approvals in the Irish mortgage market June year to date

AIB's Chief Executive, David Duffy, described the interim results as encouraging adding that he expects the positive performance to continue.

"We are mid-way through a three year plan to return to sustainable profitability. While we have met our key strategic objectives to date, we acknowledge the continuing challenges that lie ahead.

"The bank's results for the first half of 2013 demonstrate that our strategy for stabilisation and recovery is delivering results. We are seeing a steady improvement in our operating performance and a return to pre-provision operating profit. I expect that overall progress made in the first half of 2013 will continue through this year.

"Although the economic environment remains challenging we have observed early positive trends in the SME, corporate and mortgage sectors. AIB approved over €3 billion in lending in the Irish market in the first half of 2013 and we are well positioned to actively support growth in the economy," he said.

Click here to view the full Half-Yearly Financial Report 2013

http://www.rns-pdf.londonstockexchange.com/rns/6685K_-2013-7-31.pdf

-ENDS-

For further information, please contact:

Enda Johnson	Niamh Hennessy
Head of Corporate Affairs & Strategy	Media Relations Manager
AIB Bankcentre	AIB Bankcentre
Dublin	Dublin
Tel: +353-1-7726010	Tel: +353-1-7721382
email: enda.m.johnson@aib.ie	email: niamh.n.hennessy@aib.ie

Forward-looking statements

A number of statements we will be making in our presentation and in the accompanying slides will not be based on historical fact but will be "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 (as amended) and Section 21E of the US Securities Exchange Act of 1934 (as amended), with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, among other statements in this presentation, with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'may', 'could', 'will', 'seek', 'continue', 'should', 'assume', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, loan losses, business strategy, projected costs, capital ratios, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These 'Risk factors' include, but are not limited to the Group's access to funding and liquidity which is adversely affected by the financial instability within the Eurozone, contagion risks disrupting the financial markets, constraints on liquidity and market reaction to factors affecting Ireland and the Irish economy, the Group's markets, particularly for retail deposits, at risk from more intense competition, the Group's business being adversely affected by a further deterioration in economic and market conditions, general economic conditions being very challenging for our mortgage and other lending customers and increase the risk of payment default, the depressed Irish property prices may give rise to increased losses experienced by the Group, the Group faces market risks, including non-trading interest rate risk, the Group is subject to rigorous and demanding Government supervision and oversight, the Group may be subject to the risk of having insufficient capital to meet increased regulatory requirements, the Group's business activities must comply with increasing levels of regulation, the Group's participation in the NAMA Programme gives rise to certain residual financial risks, the Group may be adversely affected by further austerity and budget measures introduced by the Irish Government, the value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time, or may ultimately not turn out to be accurate, the Group's deferred tax assets depend substantially on the generation of future profits over an extended number of years, adverse changes to tax legislation, regulatory requirements or accounting standards could impact capital ratios, the Group is subject to inherent credit risks in respect of customers, the Group faces heightened operational and reputational risks, the restructuring of the Group entails risk, the Group's risk management strategies and techniques may be unsuccessful, risk of litigation arising from the Group's activities. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events referenced in this presentation may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 01 August 2013

By: ___________________

                                                                                                                                             Paul Stanley
              Acting Chief Financial Officer
       Allied Irish Banks, p.l.c.